Exhibit 99.1

GOLDCORP FILES TECHNICAL REPORT FOR ÉLÉONORE AND RED LAKE

Vancouver, March 3, 2019 – GOLDCORP INC. (TSX: G, NYSE: GG) (“Goldcorp” or the “Company”) announced today that a National Instrument 43-101 technical report has been filed for each of Goldcorp’s 100% owned Éléonore and Red Lake Mines.

The detailed technical reports are available on Goldcorp’s website and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Goldcorp www.goldcorp.com

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell Director, Investor Relations Telephone: (800) 567-6223 E-mail: info@goldcorp.com	Christine Marks Director, Corporate Communications Telephone: (604) 696-3050 E-mail: media@goldcorp.com

GOLDCORP INC. Suite 3400 – 666 Burrard Street, Vancouver, BC V6C 2X8 T: (604) 696-3000	www.goldcorp.com	1